Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186073

GRIFFIN-AMERICAN HEALTHCARE REIT III, INC.
SUPPLEMENT NO. 11 DATED JANUARY 30, 2015
TO THE PROSPECTUS DATED FEBRUARY 26, 2014

This document supplements, and should be read in conjunction with, our prospectus dated February 26, 2014, as supplemented by Supplement No. 4 dated August 28, 2014, which superseded and replaced all previous supplements to our prospectus, Supplement No. 5 dated October 6, 2014, Supplement No. 6 dated November 12, 2014, Supplement No. 7 dated November 25, 2014, Supplement No. 8 dated December 15, 2014, Supplement No. 9 dated December 19, 2014 and Supplement No. 10 dated January 20, 2015. Unless otherwise defined in this Supplement No. 11, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 11 is to disclose the status of our public offering and the anticipated duration of our primary offering.

Status of Our Public Offering and Anticipated Duration of Our Primary Offering

The following information should be read in conjunction with the last paragraph of the cover page of our prospectus, the “Questions and Answers About This Offering - How long will this offering last?” section on page 3 of our prospectus and the second paragraph of the “Plan of Distribution - General” section on page 174 of our prospectus:

We commenced our initial public offering of shares of our common stock on February 26, 2014 and we have disclosed in our prospectus that we may sell shares of our common stock under this offering until the earlier of February 26, 2016 or the date on which the maximum offering amount has been sold, subject to our board of directors’ right to extend the offering for an additional year or as otherwise permitted under applicable law. We also reserved the right to terminate the offering at any time and to periodically evaluate the status of the offering to determine whether we should terminate the offering prior to February 26, 2016. As of January 29, 2015, we have received and accepted subscriptions in this offering for approximately 169,087,875 shares of our common stock, or approximately $1,684,901,000, pursuant to our primary offering. We are no longer accepting new subscriptions pursuant to our primary offering after 5:00 PM on Friday, January 30, 2015 because we expect to reach our maximum primary offering by such date. Subscriptions received in good order, including receipt of funds, prior to 5:00 PM on Friday, January 30, 2015 will be accepted so long as shares are available pursuant to our primary offering. Subscription agreements received prior to the time at which we reach the maximum primary offering amount, but not in good order, or subscription agreements that require additional information or are not fully funded, prior to the time at which we reach the maximum primary offering amount, will be subject to review and will be processed only if shares are available.

We intend to continue to sell shares of our common stock in our offering pursuant to our distribution reinvestment plan, or DRIP, following the termination of our primary offering. As of January 29, 2015, we have received and accepted subscriptions in this offering for approximately 465,292 shares of our common stock, or approximately $4,422,000, pursuant to our DRIP. As of January 29, 2015, approximately $30,578,000 in shares of our common stock remained available for sale to the public pursuant to the DRIP. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate our offering at any time prior to the stated termination date.